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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

                   Solicitation/Recommendation Statement Under
             Section 14(d)(4) of the Securities Exchange Act of 1934

                                 ---------------

                           AMERICAN INDEPENDENCE CORP.
                            (Name of Subject Company)

                           AMERICAN INDEPENDENCE CORP.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   026760 40 5
                      (CUSIP Number of Class of Securities)

                                 ---------------

                                 David T. Kettig
                           American Independence Corp.
                               485 Madison Avenue
                            New York, New York 10022
                                 (212) 355-4141
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 ---------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

Item 1. Subject Company Information

      (a) The name of the subject company is American Independence Corp., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 485 Madison Avenue, New York, New York 10022. Its telephone number is (212) 355-4141.

      (b) The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the common stock, par value $0.01 per share, of the Company ("Common Stock"). On January 31, 2003, 8,394,567 shares of Common Stock were outstanding.

      On February 13, 2003, the Company's stockholders approved a one-for-three reverse stock split of the Common Stock. All references to shares of the Company's Common Stock and prices for these shares in this Statement are stated after giving effect to the reverse stock split.

Item 2. Identity and Background of Filing Person

      (a) The subject company is the filing person. The Company's name, business address and business telephone number appear in Item 1 above.

      (b) This Statement relates to a tender offer by Madison Investors Corporation ("Madison Investors"), a Delaware corporation and an indirect, wholly-owned subsidiary of Independence Holding Company ("IHC"), a Delaware corporation. The offer is disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Madison Investors and IHC with the Securities and Exchange Commission (the "Commission") on February 18, 2003. Madison Investors made the offer on the terms and subject to the conditions described in an Offer to Purchase, dated February 18, 2003 (the "Offer to Purchase"), which was filed by Madison Investors and IHC as an exhibit to the Schedule TO. Under that offer, if closed, Madison Investors would purchase up to 1,000,000 shares of Common Stock validly tendered in the offer and not properly withdrawn. Madison Investors' offer, as set forth in the Offer to Purchase and related transmittal documents mailed with the Offer to Purchase, is referred to as the "Offer."

      Madison Investors has explained in the Offer to Purchase that the Offer is not conditioned on it receiving financing or any minimum number of shares of Common Stock being tendered and not withdrawn. The Offer is subject, however, to other conditions set forth in the Offer to Purchase under Section 13 - "Conditions of the Offer."

      The Offer is being made pursuant to a stock agreement dated as of July 30, 2002 among the Company, IHC and Madison Investors (the "Stock Agreement"). In the Stock Agreement, IHC agreed to, or cause one of its affiliates to, commence a tender offer for at least 1,000,000 shares of Common Stock, no later than February 18, 2003. If more than 1,000,000 shares are validly tendered and not withdrawn, Madison Investors will purchase shares on a pro rata basis from all tendering holders.

      According to the Schedule TO, the principal executive offices of Madison Investors and IHC are located at 96 Cummings Point Road, Stamford, Connecticut 06902.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

      Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers and directors are described in the Company's Annual Report on Form 10-K/A for the fiscal year ended September 30, 2002 filed with the Commission on November 27, 2002 (the "Form 10-K/A") and the Company's Definitive Proxy Statement filed with the Commission on September 30, 2002 (the "Proxy Statement"), which are incorporated herein by reference, or are described below. Except as described in this Statement (including the exhibits hereto) or incorporated into this Statement by reference, to the Company's knowledge as of the date of this Statement, there were no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) any of the Company's executive officers, directors or affiliates or (ii) IHC, Madison Investors or any of their respective executive officers, directors or affiliates.

      On February 10, 2003, but effective as of January 1, 2003, the Company acquired 80% of the business of Voorhees Risk Management Inc., an employer medical stop-loss managing general underwriter, and an affiliated entity. The acquired MGUs together wrote more employer medical stop-loss business for Standard Security Life Insurance Company of New York ("Standard Security Life"), an affiliate of the Company, than any other MGU in 2002. The acquisition was accomplished by the formation of Voorhees Risk Management LLC ("Voorhees LLC") into which the acquired MGUs contributed all of their assets, and the Company contributed $16,000,000 cash for an 80% ownership interest. The Company's cash contribution was then distributed to the acquired MGUs together with the remaining 20% interest in Voorhees LLC, and Voorhees LLC assumed all of the liabilities of the acquired MGUs. The Company obtained the funds for its capital contribution from working capital. Under certain circumstances set forth in the limited liability company agreement of Voorhees LLC, the Company has the right and/or the obligation to purchase some or all the minority interests in Voorhees LLC.

      Stock Purchase Agreement. On July 30, 2002, the Company entered into a stock purchase agreement (the "Stock Purchase Agreement") with IHC and SSH Corp., a subsidiary of IHC, pursuant to which the Company acquired First Standard Holdings Corp. ("First Standard Holdings"), a Delaware corporation engaged together with its subsidiaries in the insurance and reinsurance business, for $31,920,000 in cash. At a special meeting on November 14, 2002, the Company's stockholders approved the Stock Purchase Agreement and a change in the name of the Company to American Independence Corp. The transaction is more fully described in the Proxy Statement. The Stock Purchase Agreement is incorporated by reference as Exhibit (e)(1) hereto. The Company's stockholders are urged to read the Stock Purchase Agreement in its entirety for a complete understanding of its terms.

      Stock Agreement. On July 30, 2002, the Company also entered into the Stock Agreement with IHC and Madison Investors, pursuant to which the Offer is being made and which also provides for certain other contractual arrangements between the Company, Madison Investors and IHC. A summary of the terms and provisions of the Stock Agreement is contained in the Offer to Purchase, a copy of which is enclosed with this Schedule 14D-9. The full text of the Stock Agreement is included as an exhibit in the Company's Current Report on Form 8-K filed with the Commission on July 31, 2002, and is incorporated by reference as Exhibit
(e)(2) hereto.


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The Company's stockholders are urged to read the Stock Agreement in its entirety for a complete understanding of its terms.

      Registration Rights Agreement. On July 30, 2002, the Company also entered into a registration rights agreement with Madison Investors (the "Registration Rights Agreement"), providing for the registration by the Company of the shares of Common Stock held by Madison Investors. A summary of the terms and provisions of the Registration Rights Agreement is contained in the Offer to Purchase. The full text of the Registration Rights Agreement is included as an exhibit in the Company's Current Report on Form 8-K filed with the Commission on July 31, 2002, and is incorporated by reference as Exhibit (e)(3) hereto. The Company's stockholders are urged to read the Registration Rights Agreement in its entirety for a complete understanding of its terms.

      Services Agreement. On November 15, 2002, the Company and IHC entered into a services agreement (the "Services Agreement"), pursuant to which IHC renders to the Company certain management and administrative services. A summary of the terms and provisions of the Services Agreement is contained in the Offer to Purchase. The full text of the Services Agreement is included as an exhibit in the Company's Current Report on Form 8-K filed with the Commission on November 27, 2002, and is incorporated by reference as Exhibit (e)(4) hereto. The Company's stockholders are urged to read the Services Agreement in its entirety for a complete understanding of its terms.

      Limitations on Transfer of Shares. The Company's Second Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") provides that five percent shareholders (within the meaning of
Section 382 of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder) may not sell, transfer or dispose, or purchase or acquire in any manner, any shares of capital stock of the Company without the authorization of the Board of Directors. The Board of Directors has authorized two persons who are five percent shareholders to participate in the Offer. The full text of the Restated Certificate of Incorporation is included as an exhibit in the Proxy Statement. The Company's stockholders are urged to read the Restated Certificate of Incorporation in its entirety for a complete understanding of its terms.

Item 4. The Solicitation or Recommendation

      (a) For the reasons set forth below, the Company's Board of Directors has determined to remain neutral and make no recommendation with respect to the Offer. The Board of Directors urges each stockholder to make his, her or its own decision as to the acceptability of the Offer, including the adequacy of the offer price, in light of their own investment objectives, their views as to the Company's prospects and outlook and any other factors that such stockholder deems relevant to his, her or its investment decision.

      (b) Background of the Offer. Until April 2002, the Company was as an Internet service provider. Due to difficult and deteriorating conditions in that market, the Company wound down this business. In December 2000, the Company's Board of Directors approved a plan to discontinue the operations of its subsidiary, ISP Channel, Inc., which had provided cable-based internet access and related services, and the operations of another subsidiary, Aerzone


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Corporation, which provided Internet and related services at airports. In April
2002, the Company ceased operations of its remaining operating subsidiary, Intelligent Communications, Inc. ("IntelliCom"), following the disposition of its key assets. In connection with the Company's exit from the Internet provider business, it undertook a process of consideration of strategic alternatives for the Company.

      In early April 2001, representatives of Pacific Century Cyberworks Limited ("Pacific Century"), the Company's largest stockholder at the time with approximately 19.9% of the outstanding Common Stock, proposed to the Company's Board of Directors that the Company acquire an overseas entity controlled by Pacific Century. The board of the Company formed a special committee to analyze and consider this proposal. In May 2001, the special committee retained Bear Stearns to advise the special committee and the board regarding the proposed transaction with Pacific Century and other strategic alternatives. During the course of its engagement, Bear Stearns reviewed with the Board of Directors of the Company over 95 potential strategic partners and other strategic alternatives, including leveraged acquisitions. In July 2001, a representative from Bear Stearns visited senior IHC management for an introductory meeting on behalf of the Company.

      In August 2001, at a meeting of the Company's Board of Directors, the board authorized Bear Stearns to conduct a dialogue with IHC to determine the attractiveness and feasibility of an acquisition of part of IHC's business. On September 21, 2001, Ronald I. Simon, Edward A. Bennett, Robert C. Harris, Jr. and Jeffrey Bowden, each of whom was at the time a director of the Company, Roy
T. K. Thung, the president and chief executive officer of IHC, Edward Netter, chairman of the board of directors of IHC, and representatives of Bear Stearns met in New York City to discuss a possible strategic transaction. IHC provided a general acquisition proposal as well as preliminary due diligence information. The proposed transaction generally involved the Company's acquiring First Standard Holdings, a subsidiary of IHC engaged together with its subsidiaries in the insurance and reinsurance business, from IHC in exchange for shares of the Company's Common Stock and a minority interest in another subsidiary of IHC for cash. Under the transaction initially proposed by IHC, IHC would have had the right to elect a majority of the Company's Board of Directors.

      Following the meeting between IHC and the Company, the Company's Board of Directors initially determined not to pursue a strategic transaction with IHC. Also, IHC had wanted Pacific Century to remain a stockholder of the Company following the transaction, but Pacific Century indicated that it would not support the proposed transaction.

      During the fall and winter of 2001 and early 2002, the Company and Bear Stearns continued the process of examining potential strategic partners and alternatives. In early November 2001, the special committee and Pacific Century determined that a transaction on mutually acceptable terms involving the acquisition of the Pacific Century affiliate by the Company was not feasible. The special committee was disbanded on November 20, 2001. The Company continued to explore its strategic alternatives, but by January 2002 had removed all transactions identified to the Company's board from consideration, other than a transaction with IHC.

      On January 30, 2002, Mr. Simon and Mr. Bennett spoke with Mr. Netter of IHC, and discussed issues involved in a possible transaction between IHC and the Company. On February 13, 2002, Mr. Simon and Mr. Netter met in San Diego to discuss a possible transaction. The discussion included valuation of the acquired businesses, preservation of the Company's net operating losses and control of the Company. In addition, Mr. Simon and Mr. Netter considered that in the context of any transaction IHC might need to enter into a separate arrangement to purchase the shares of the Company held by Pacific Century. Over the course of the next several weeks, Mr. Simon discussed his conversation with Mr. Netter with members of the Company's Board of Directors.

      On March 25, 2002, the Company's Board of Directors held a brief telephonic meeting at which both a transaction with IHC and the possible liquidation of the Company were discussed. On April 3, 2002, the Board of Directors discussed and approved the termination of the operations of IntelliCom, discussed a possible strategic transaction with IHC and considered as well a potential liquidation of the Company.

      On April 26, 2002, Messrs. Simon and Bennett met with Messrs. Netter and Thung and a representative of Bear Stearns in New York City and continued discussing a possible strategic transaction. The parties discussed the possible structure of a transaction between the Company and IHC, and issues related to the valuation of the businesses of IHC that would be acquired by the Company. At the meeting, IHC indicated that it would be willing to consider purchasing the Common Stock held by Pacific Century. IHC's willingness to consider purchasing these shares was conveyed by Mr. Simon to a representative of Pacific Century on April 26, 2002. From that point forward, while Mr. Bowden was occasionally apprised of the status of negotiations with IHC, Messrs. Bowden and Linus Cheung, the two Pacific Century representatives on the Board of Directors of the Company, did not participate in any negotiations with IHC or in the deliberations of the Company's Board of Directors concerning the possible transaction with IHC. These directors also indicated that they were willing to resign as members of the Board of Directors in connection with a transaction that involved the sale of Pacific Century's stock in the Company to IHC.

      On May 6, 2002, IHC provided to the Company a written indication of interest related to the sale by IHC to the Company of First Standard Security Insurance Company, which subsequent to the closing changed its name to Independence American Insurance Company ("IAIC"), IndependenceCare Holdings LLC ("IndependenceCare"), a managing general underwriter ("MGU") for the employer medical stop-loss, managed care and group life products of Standard Security Life and other unaffiliated carriers, and partial equity interests in two other MGUs. The letter proposed that the Company would acquire these assets for a cash purchase price of $35.6 million and that IHC would purchase the shares of the Company owned by Pacific Century.

      On May 23, 2002, the Company's Board of Directors held a meeting and determined to continue to discuss a possible strategic transaction with IHC. On June 3 and 4, 2002, Mr. David Kettig, Vice President-Legal and Secretary of IHC, Ms. Teresa Herbert, Vice President and Chief Financial Officer of IHC, and Mr. Thung, met in San Francisco with George Hernandez, acting Chief Operating Officer, Vice President-Finance and Secretary of the Company, Mr. Simon and other representatives of the Company, counsel to the Company, and Bear Stearns to


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

discuss a possible strategic transaction with IHC and for the purposes of IHC's performing due diligence on the Company. Mr. Simon and Mr. Thung also discussed the terms of IHC's May 6 proposal, including matters related to the insurance business of First Standard Holdings. In a teleconference on June 10, 2002, Mr. Thung, Mr. Kettig, Ms. Herbert, Mr. Simon, Mr. Hernandez and a representative of Bear Stearns discussed the Company's business and issues surrounding the transaction. The discussion focused on potential value of the Company's remaining assets and potential exposure due to lawsuits and real estate leases.

      In June 2002, the Company retained an independent third party having familiarity with the insurance industry to assist the Company in conducting its due diligence of the business, assets and liabilities of the businesses proposed to be acquired and IHC's financial projections for these businesses. In teleconferences on June 12 and 13, 2002, Mr. Simon and Messrs. Thung and Kettig continued their discussion of a possible strategic transaction, including liabilities and assets of the Company and cash flows from the businesses proposed to be acquired.

      On June 14, 2002, IHC provided a draft term sheet for the transaction. Under the term sheet, IHC proposed that the Company purchase the following assets: a 100% interest in IAIC and IndependenceCare, a 51% interest in Risk Assessment Strategies, Inc. ("RAS"), a managing general underwriter owned by IHC, and a 42% interest in a third managing general underwriter - for $35.6 million in cash. In addition, IAIC would enter into reinsurance treaties with Standard Security Life and Madison National Life Insurance Company, Inc., another subsidiary of IHC, pursuant to which they would cede to IAIC at treaty renewals 15%, or in certain limited cases no less than 5%, of the gross premiums from their employer medical stop-loss programs through treaty years ended December 31, 2007. IHC would also purchase up to 7% of the Company's Common Stock in the open market. The term sheet also contemplated that IHC would acquire Pacific Century's 19.9% interest in the Company in a transaction to be negotiated between IHC and Pacific Century.

      On June 18, 2002, IHC made a proposal to Pacific Century to acquire all the shares of Common Stock owned by Pacific Century, for a purchase price of $7.95 per share, to be completed upon approval of the transactions by the Company's stockholders. Pacific Century and IHC subsequently agreed to a purchase of these shares at a price of $9.00 per share, unconditioned on prior approval by the Company's stockholders of the proposed transaction between the Company and IHC.

      During the remainder of June 2002, representatives of IHC and the Company negotiated the terms of a possible transaction. On June 28, 2002, IHC provided a revised proposal based on these negotiations. Under the revised proposal, First Standard Holdings would own IAIC, IndependenceCare and RAS in their entirety, but would not own any interest in the third MGU, and IHC would contribute an additional $4 million in cash to First Standard Holdings. As a consequence, the proposed purchase price was reduced from $35.6 million to $33.7 million.

      During July 2002, representatives of the Company conducted due diligence investigations of IHC and its subsidiaries, and counsel and other representatives of the IHC and the Company negotiate a definitive stock purchase agreement. Concurrently, counsel and other representatives of IHC and Pacific Century negotiated the purchase by IHC of Pacific Century's shares of the Company's common stock.


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

      During the course of the Company's July 2002 diligence investigation of IHC, the Company's third-party insurance consultant formed a view that the projections provided to the Company by IHC were aggressive in several respects. On July 26, 2002, the Company's Board of Directors met by conference call to discuss this view, and later that day, representatives of the third party, IHC, the Company, Bear Stearns and the Company's counsel communicated on this issue as well. In a subsequent conversation that day, representatives of the Company requested that, in light of the concerns regarding the projections, IHC consider reducing the purchase price for First Standard Holdings, extending the period of time that reinsurance would be ceded to IAIC and tendering for the Company's shares following consummation of the Company's purchase of the proposed assets at the same price per share at which IHC was purchasing the stock from Pacific Century. In telephone calls on July 24 through July 26, the parties negotiated the final terms of the transaction, including the changes requested on account of the projections.

      On July 28 and 29, 2002, the Company's Board of Directors met to consider the final terms of the transaction. On July 29, after receiving the presentation and opinion on the transaction from Bear Stearns, the Board of Directors of the Company approved the Stock Purchase Agreement and the transaction with IHC and recommended that the stockholders vote in favor of the agreement and the transaction.

      On July 30, 2002, Madison Investors acquired 1,666,666 shares of Common Stock from a subsidiary of Pacific Century at a cash price of $9.00 per share. Also at this time, the Company, IHC and SSH Corp., a subsidiary of IHC, executed the Stock Purchase Agreement; IHC, Madison Investors and the Company executed the Stock Agreement; and Madison Investors and the Company entered into the Registration Rights Agreement.

      In accordance with the terms of the Stock Agreement, Messrs. Netter and Thung were appointed to the Company's Board of Directors on July 30, 2002, following the resignation of the representatives of Pacific Century.

      At a special meeting on November 14, 2002, the Company's stockholders approved the Stock Purchase Agreement and a change in the name of the Company to American Independence Corp. After the meeting, on November 14, the Company consummated the acquisition of First Standard Holdings, which subsequently changed its name to Independence American Holdings Corp.

      Following the acquisition of Independence American Holdings, the Company closed its offices in San Francisco, terminated all but two of its employees, and entered into the Services Agreement. Under this agreement, the Company's operations are directed by IHC's management and employees. The Company's principal executive offices are now located at the offices of IHC, 485 Madison Avenue, New York, New York 10022.

      Additional information regarding the background of the transaction can be found in the Proxy Statement.

      Considerations and Neutral Position

      The Company's Board of Directors has determined to express no opinion and to remain neutral towards the Offer. IHC's agreement to make the Offer was one of the considerations that


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the Board of Directors took into account in its decision to approve, and recommend to stockholders, the Company's purchase of First Standard Holdings from IHC rather than liquidate. The board recognized at the time that the purchase of First Standard Holdings constituted a fundamental change in the business of the Company, from its historical operations of being an Internet service provider to being an insurance holding company. The board also appreciated that, while a majority of the Company's stockholders may-and in fact did-approve this change, stockholders might wish to dispose of some or all of their shares in the Company after it became an insurance enterprise. The board therefore believed it proper that stockholders be provided with the liquidity opportunity represented by the Offer should they wish to reduce their shareholding in the Company.

      The Board of Directors believes that each stockholder should make an independent judgment of whether to maintain its interest in the Company or to reduce or eliminate its interest in the Company by participating in the Offer. Personal considerations that the board suggests may be relevant to this decision include:

      o the stockholder's need for liquidity or diversification of its investment portfolio;

      o other investment opportunities, including other types of investments, available to the stockholder;

      o whether the stockholder requires current income on investment, which would not be provided by an investment in shares of the Company for the foreseeable future;

      o the stockholder's assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate, with respect to which the stockholder may wish to consult with competent investment professionals;

      o the stockholder's assessment of the prospects of companies engaged in the life and health insurance business, with respect to which the stockholder may wish to consult with competent investment professionals; and

      o the tax and accounting consequences to the stockholder of participating in the Offer, for which the stockholder should consult with competent tax and accounting advisors.

      Other considerations relating to the Company, its business and the Offer that the Board of Directors believes are relevant to a stockholder's decision to participate in the Offer include:

      o the board's prior approval of the Stock Purchase Agreement and its recommendation that the agreement and the transactions that it contemplated be approved by stockholders at the November 14, 2002 meeting of stockholders;

      o other events and circumstances relating to the background of the Offer described above;


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      o     the offer price of $9.00 per share in cash, which is the same as the price paid by the Purchaser to Pacific Century when the Purchaser acquired 1,666,666 shares of the Company's Common Stock from Pacific Century;

      o the business risks of companies engaged in the life and health insurance business generally, including uncertainties in estimating and reserving for claims and other underwriting risks; market risks and interest rate fluctuations to which the Company's own portfolio of investments are exposed; uncertainties in the regulatory environment in which an insurance company is required to operate; and other insurance industry risks as described in the Proxy Statement;

      o the significant control that IHC exercises over the business and affairs of the Company, through its management of the Company, its representation on the board of the Company and its substantial equity holdings in the Company, and conflicts of interest between IHC and other stockholders of the Company that could result from this control;

      o the proration mechanism if the Offer is oversubscribed, as a result of which the Purchaser would not accept for purchase all of the shares tendered and a stockholder may not be able to dispose of all of its Company shares in the Offer even if it wishes to do so;

      o the intention of the Company's management and directors not to tender their shares in the Offer; and

      o the financial results of the Company for the transition period ended December 31, 2002, as reported on the Transition Report on Form 10-Q filed with the Commission on February 13, 2003.

      Some of these considerations may argue for and others against participation in the Offer, and the Board of Directors does not suggest any particular weights that stockholders should assign to the various considerations. Given the mix of factors and the relevance of the personal circumstances of a stockholders to a decision to tender, the Board of Directors is making no recommendation with respect to the Offer.

      (c) Intent to Tender

      To the knowledge of the Company, no executive officers and directors of the Company currently intend to tender shares pursuant to the Offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

      Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer. Madison Investors has retained Mellon Investor Services LLC ("Mellon") to act as the depositary and the information agent for the Offer. Mellon will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the United States federal securities laws.

Item 6. Interest in Securities of the Subject Company

      Except as set forth in this Statement, no transactions in the Common Stock have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals

      Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (a) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (d) a material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

      Except as set forth in this Statement, there are no transactions, resolutions of the Company's Board of Directors, agreements in principle or signed contracts in response to the Offer, that relate to one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information

      State Anti-Takeover Statute

      Section 203 of the Delaware General Corporation Law in general prohibits a Delaware corporation such as the Company from engaging in a "Business Combination" (defined to include a variety of transactions, including tender offers and mergers) with an "Interested Stockholder" (defined generally as a person that beneficially owns at least 15 percent of the outstanding voting stock of the subject corporation) for three years after that person became an Interested Stockholder unless, before that, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder's becoming an Interested Stockholder. The Company's Board of Directors approved Madison Investors' acquisition of shares from Pacific Century, so that Section 203 should not apply to Madison Investors.

      Appraisal Rights

      No appraisal rights are available under the Delaware General Corporate Law in connection with the Offer.


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

Item 9. Exhibits

      The following are exhibits to this Statement:

(a)(1) Offer to Purchase dated February 18, 2003 (incorporated by reference to Exhibit (a)(1) of Independence Holding Company's Tender Offer Statement on Schedule TO filed on February 18, 2003 (Commission File Number 000-10306)).

(a)(2) Cover Letter from American Independence Corp. to its stockholders (incorporated by reference to Exhibit (a)(7) of Independence Holding Company's Tender Offer Statement on Schedule TO filed on February 18, 2003 (Commission File Number 000-10306)).

(a)(3) Form of Transmittal Form relating to reverse stock split of American Independence Corp. common stock (incorporated by reference to Exhibit (a)(8) of Independence Holding Company's Tender Offer Statement on Schedule TO filed on February 18, 2003 (Commission File Number 000-10306)).

(e)(1) Stock Purchase Agreement dated as of July 30, 2002 among American Independence Corp. (formerly, SoftNet Systems, Inc.), Independence Holding Company and Madison Investors Corporation (incorporated by reference to Exhibit 10.1 of American Independence Corp.'s Current Report on Form 8-K filed on July 31, 2002 (Commission File Number 001-05270)).

(e)(2) Stock Agreement dated as of July 30, 2002 among American Independence Corp. (formerly, SoftNet Systems, Inc.), Independence Holding Company and Madison Investors Corporation (incorporated by reference to Exhibit 10.2 of American Independence Corp.'s Current Report on Form 8-K filed on July 31, 2002 (Commission File Number 001-05270)).

(e)(3) Registration Rights Agreement dated as of July 30, 2002 among American Independence Corp. (formerly, SoftNet Systems, Inc.) and Madison Investors Corporation (incorporated by reference to Exhibit
            4.1 of American Independence Corp.'s Current Report on Form 8-K filed on July 31, 2002 (Commission File Number 001-05270)).

(e)(4) Services Agreement dated as of November 15, 2002 between American Independence Corp. and Independence Holding Company (incorporated by reference to Exhibit 10.2 of American Independence Corp.'s Current Report on Form 8-K filed on November 27, 2002 (Commission File Number 001-05270)).

(g)         Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                By:    /s/ DAVID T. KETTIG
                                       -----------------------------------------
                                Name:  David T. Kettig
                                Title: Vice President, Chief Operating Officer
                                       and Secretary

Dated: February 18, 2003